UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SimpleTech, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

828820 10 0 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark Moshayedi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 1,507,878 (1) 6 SHARED VOTING POWER 9,229,192 (2) 7 SOLE DISPOSITIVE POWER 1,507,878 (1) 8 SHARED DISPOSITIVE POWER 9,229,192 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,737,070 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 22.6%*
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 8 pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Semira Moshayedi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 7,874,846 (3) 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 7,874,846 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,874,846 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) See note 3 below.	☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.6%*
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 8 pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) M. and S. Moshayedi Revocable Trust, dated 9/25/98
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 7,874,846 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 7,874,846 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,874,846
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.6%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 8 pages

Item 1	(a)	Name of Issuer:

SimpleTech, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

3001 Daimler Street Santa Ana, California 92705-5812

Item 2	(a)	Name of Person Filing:

Mark Moshayedi

Semira Moshayedi

M. and S. Moshayedi Revocable Trust, dated 9/25/98

Item 2	(b)	Address of Principal Business Offices or, if none, Residence:

3001 Daimler Street Santa Ana, California 92705-5812

Item 2	(c)	Citizenship

Mark Moshayedi – United States

Semira Moshayedi – United States

M. and S. Moshayedi Revocable Trust, dated 9/25/98 - California

Item 2	(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2	(e)	CUSIP Number:

828820 10 0

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not Applicable.

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Item 4.	Ownership.

(a) Amount Beneficially Owned:

Mark Moshayedi (1)(2) – 10,737,070

Semira Moshayedi (3) – 7,874,846

M. and S. Moshayedi Revocable Trust, dated 9/25/98 - 7,874,846

(b) Percent of Class: %

Mark Moshayedi (1)(2) – 22.6%*

Semira Moshayedi (3) – 16.6%*

M. and S. Moshayedi Revocable Trust, dated 9/25/98 - 16.6%*

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

Mark Moshayedi (1) – 1,507,878

Semira Moshayedi – 0

M. and S. Moshayedi Revocable Trust, dated 9/25/98 – 7,874,846

(ii) shared power to vote or to direct the vote:

Mark Moshayedi (2) – 9,229,192

Semira Moshayedi (3) – 7,874,846

M. and S. Moshayedi Revocable Trust, dated 9/25/98 - 0

(iii) sole power to dispose or to direct the disposition of:

Mark Moshayedi (1) – 1,507,878

Semira Moshayedi – 0

M. and S. Moshayedi Revocable Trust, dated 9/25/98 - 7,874,846

(iv) shared power to dispose or to direct the disposition of:

Mark Moshayedi (2) – 9,229,192

Semira Moshayedi (3) – 7,874,846

M. and S. Moshayedi Revocable Trust, dated 9/25/98 - 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Manouch Moshayedi, the M. and S. Moshayedi Revocable Trust, dated 11/16/95, Mike Moshayedi, Parto Moshayedi, the M. and P. Moshayedi Revocable Trust, dated 12/30/96, and each of the Reporting Persons (collectively, the “Shareholders”) have a non-binding understanding that at any shareholders meeting of SimpleTech, Inc. (the “Issuer”) where action is to be taken with respect to the election of directors, each Shareholder agrees to cause the shares of the Issuer’s common stock such Shareholder beneficially owns to be voted in favor of the election of Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi as directors of the Issuer. Manouch Moshayedi, Mike Moshayedi and Mark Moshayedi are family members and each currently serves as executive officers and directors of the Issuer. Based on the non-binding understanding described above, the Reporting Persons may be deemed to be members of a “group” within the meaning of Rule 13d-5(b)(1) of the Act. As the Shareholders collectively own or control approximately 58.0%* of the Issuer’s outstanding common stock as of December 31, 2004, the Issuer is considered a “controlled company” within the meaning of NASDAQ Rule 4350(c)(5). None of the Reporting Persons have the power to vote, to direct the voting of, to dispose, or to direct the disposition of the shares of common stock beneficially owned or controlled by the other Shareholders and each of the Reporting Persons hereby disclaims beneficial ownership for purposes of Section 13(d) or 13(g) of the Act of the shares of common stock beneficially held or controlled by the other Shareholders.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

*	Calculated based on 47,450,722 shares of the Issuer’s common stock outstanding as of December 31, 2004. Pursuant to Rule 13d-3 promulgated under the Act, certain securities convertible into, or exchangeable for, shares of common stock, may be deemed to be shares of common stock for purposes of determining beneficial ownership. Pursuant to Rule 13d-3 promulgated under the Act, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed as of any date to have “beneficial ownership” of any security that such person has a right to acquire within 60 days after such date. For purposes of calculating the ownership percentage of the Reporting Persons, any securities that any person other than such Reporting Person has the right to acquire within 60 days of such date are not deemed to be outstanding.
(1)	Consists of 1,457,878 shares held by Mark Moshayedi, as trustee for the M. and S. Moshayedi Investment Trust, dated 11/16/95 for the benefit of Manouch Moshayedi’s children and 50,000 shares of common stock subject to options, all of which are exercisable as of December 31, 2004 or will become exercisable within 60 days of such date. Mark Moshayedi disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by the M. and S. Moshayedi Investment Trust and the filing of this Schedule 13G/A shall not be construed as an admission that Mark Moshayedi is, for purposes of Section 13(d) or 13(g) of the Act the beneficial owner of such shares.
(2)	Included in the number of shares Mark Moshayedi beneficially owns are: (i) 677,173 shares held by Mark Moshayedi, as co-trustee for the M. and P. Moshayedi Investment Trust, dated 12/30/96, FBO Kevin Moshayedi, (ii) 677,173 shares held by Mark Moshayedi, as co-trustee for the M. and P. Moshayedi Investment Trust, dated 12/30/96, FBO Brian Moshayedi and (iii) 7,874,846 shares held by Mark Moshayedi and Semira Moshayedi, as trustees for the M. and S. Moshayedi Revocable Trust, dated 9/25/98. Mark Moshayedi has shared voting and dispositive power with respect to the shares held by the M. and P. Moshayedi Investment Trust FBO Kevin Moshayedi, the M. and P. Moshayedi Investment Trust FBO Brian Moshayedi and the M. and S. Moshayedi Revocable Trust. Mark Moshayedi disclaims beneficial ownership, except to the extent of his pecuniary interest therein, if any, of the shares held by the M. and P. Moshayedi Investment Trust FBO Kevin Moshayedi, the M. and P. Moshayedi Investment Trust FBO Brian Moshayedi and the M. and S. Moshayedi Revocable Trust and the filing of this Schedule 13G/A shall not be construed as an admission that Mark Moshayedi is, for purposes of Section 13(d) or 13(g) of the Act the beneficial owner of such shares.
(3)	Included in the number of shares Semira Moshayedi beneficially owns are 7,874,846 shares held by Mark Moshayedi and Semira Moshayedi, as trustees for the M. and S. Moshayedi Revocable Trust, dated 9/25/98. Does not include (i) 1,457,878 shares held by the M. and S. Moshayedi Investment Trust, dated 11/16/95 for which Semira Moshayedi’s spouse serves as trustee, (ii) 677,173 shares held by the M. and P. Moshayedi Investment Trust, dated 12/30/96 FBO Kevin Moshayedi for which Semira Moshayedi’s spouse serves as co-trustee (iii) 677,173 shares held by the M. and P. Moshayedi Investment Trust, dated 12/30/96 FBO Brian Moshayedi for which Semira Moshayedi’s spouse serves as co-trustee and (iv) 50,000 shares held by Semira Moshayedi’s spouse that are subject to options, all of which are exercisable as of December 31, 2004 or will become exercisable within 60 days of such date. Semira Moshayedi has shared voting and dispositive power with respect to the shares held by the M. and S. Moshayedi Revocable Trust. Semira Moshayedi has no power to vote or direct the vote or dispose or direct the disposition of any shares of common stock held by the M. and S. Moshayedi Investment Trust, the M. and P. Moshayedi Investment Trust FBO Kevin Moshayedi and the M. and P. Investment Trust FBO Brian Moshayedi and Semira Moshayedi disclaims beneficial ownership, except to the extent of her pecuniary interest therein, if any, of all such shares of common stock and the shares held by the M. and S. Moshayedi Revocable Trust, and the filing of this Schedule 13G/A shall not be construed as an admission that Semira Moshayedi is, for purposes of Section 13(d) or 13(g) of the Act the beneficial owner of such shares.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2005
Date:

/s/ Mark Moshayedi
Mark Moshayedi

/s/ Semira Moshayedi
Semira Moshayedi

M. AND S. MOSHAYEDI REVOCABLE TRUST, DATED 9/25/98

/s/ Mark Moshayedi
Mark Moshayedi, Co-Trustee

/s/ Semira Moshayedi
Semira Moshayedi, Co-Trustee

Page 7 of 8 pages

EXHIBIT A

AGREEMENT FOR JOINT FILING OF SCHEDULE 13G/A

The undersigned and each other person executing this joint filing agreement (the “Agreement’) agree as follows:

(1) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G/A to which this Exhibit is attached and such Schedule 13G/A is filed on behalf of the undersigned and each other person executing this Agreement; and

(2) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Date: February 10, 2005	Signature:	/s/ Mark Moshayedi
	Name:	Mark Moshayedi

	Signature:	/s/ Semira Moshayedi
	Name:	Semira Moshayedi

M. AND S. MOSHAYEDI REVOCABLE TRUST, DATED 9/25/98

	Signature:	/s/ Mark Moshayedi
	Name:	Mark Moshayedi
	Title:	Co-Trustee

	Signature:	/s/ Semira Moshayedi
	Name:	Semira Moshayedi
	Title:	Co-Trustee

Page 8 of 8 pages